IM CANNABIS CORP.

Notice of Special Meeting of Shareholders

December 16, 2020

Notice is hereby given that a special meeting (the "Meeting") of the holders of common shares of IM CANNABIS CORP. (the "Company") will be held at the Holiday Inn Oakville, located at 590 Argus Road, Oakville, Ontario L6J 6G6 on Wednesday, December 16, 2020 at 10:00 a.m. (Toronto time) for the following purposes:

(1) to consider and, if thought fit, to pass, with or without variation, a special resolution approving a consolidation of all of the issued and outstanding common shares of the Company at a ratio of between three (3) and eight (8) pre-consolidation common shares for every one (1) post-consolidation common share, as and when determined by the board of directors of the Company;

(2) to consider, and if deemed appropriate, pass, with or without variation, an ordinary resolution approving the Company's amended and restated stock option plan;

(3) to consider, and, if deemed appropriate, to pass, with or without variation, an ordinary resolution approving the Company's restricted share unit plan; and

(4) to transact such other business as may be properly brought before the Meeting or any postponement or adjournment thereof.

The specific details of the foregoing matters to be put before the Meeting are set forth in the management information circular ("Circular") accompanying this Notice of Meeting.

Shareholders are invited to attend the Meeting. Registered shareholders who are unable to attend the Meeting in person are requested to read the Circular and the form of proxy which accompanies this notice and to complete, sign, date and deliver the form of proxy, together with the power of attorney or other authority, if any, under which it was signed (or a notarially certified copy thereof) to the Company's transfer agent, Computershare Investor Services Inc. ("Computershare"), 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1. Non-registered shareholders who receive the Circular and form of proxy through an intermediary must deliver the voting form provided in accordance with the instructions given by such intermediary. To be effective, proxies must be received by Computershare not later than December 14, 2020 at 10:00 a.m. (Toronto time), or in the case of any adjournment of the Meeting not later than 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays, or any adjournment thereof.

IMPORTANT

With respect to the current COVID-19 outbreak, the Company asks that, in considering whether to attend the Meeting in person, shareholders follow the instructions of the Public Health Agency of Canada:

(https://www.canada.ca/en/public-health/services/diseases/coronavirus-disease-covid- 19.html).

The Company strongly encourages shareholders not to attend the Meeting in person and instead to vote their shares by proxy. Any person who is experiencing any of the described COVID-19 symptoms of fever, cough or difficulty breathing or has travelled in the 14 days prior to the Meeting will not be permitted entry into the Meeting. The Company may take additional precautionary measures in relation to the Meeting in response to further developments in the COVID-19 outbreak in its sole discretion.

SHAREHOLDERS MAY JOIN THE MEETING VIRTUALLY BY ZOOM IN A NON-VOTING CAPACITY AT:

By videoconference: https://gowlingwlgca.zoom.us/j/96836275916?pwd=UlJTT2tSckVJdGI3NWYrT0FldTh5dz09

Password: 809429 By Phone:

Canada: +1 647 558 0588, +1 778 907 2071, +1 204 272 7920, +1 438 809 7799, +1 855 703 8985

(toll-free)

US: +1 646 876 9923, +1 669 900 6833, +1 253 215 8782. +1 301 715 8592, +1 312 626 6799, +1

346 248 7799

Meeting ID: 968 3627 5916

Password: 809429

International dial-in numbers: https://gowlingwlgca.zoom.us/u/abmEQdqE2W

DISCLAIMER

ANY PERSON WHO ATTENDS THE MEETING IN PERSON DOES SO AT HIS OR HER OWN RISK AND BY ATTENDING THE MEETING IN PERSON, SUCH PERSON ACKNOWLEDGES AND AGREES THAT THE COMPANY AND THE DIRECTORS, OFFICERS AND AGENTS THEREOF ARE NOT LIABLE TO THE PERSON FOR ANY ILLNESSES OR OTHER ADVERSE REACTIONS THAT MAY RESULT FROM SUCH PERSON'S ATTENDANCE AT THE MEETING. ANY PERSON WHO ATTEMPTS TO ENTER THE MEETING BUT IS DENIED ENTRY ACKNOWELDGES AND AGREES THAT HE, SHE OR IT SHALL HAVE NO CLAIM AGAINST THE COMPANY OR ITS, DIRECTORS OFFICERS OR AGENTS FOR SUCH DENIAL OF ENTRY INTO THE MEETING.

Despite the foregoing, it is desirable that as many common shares as possible be represented at the Meeting. If you do not  expect to  attend in person  and would like your common shares represented, please complete the enclosed instrument of proxy and return it as soon as possible in the envelope provided for that purpose. To be valid, all instruments of proxy must be deposited at the office of the registrar and transfer agent of the Company, Computershare, at its principal office at 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or any postponement or adjournment thereof.

DATED the 12th day of November, 2020.

By Order of the Board of Directors

(signed) "Oren Shuster"

OREN SHUSTER,
CHIEF EXECUTIVE OFFICER AND DIRECTOR